EXHIBIT 95

MINE SAFETY DISCLOSURES

During the reporting period covered by this report:
1. The Mine Safety and Health Administration (“MSHA”) assessed civil penalties totaling $293 related to work performed by our subsidiary MOR PPM, Inc. (“PPM”) at Unimin Corporation’s Kasota Pit & Plant in Minnesota.  PPM has no other disclosures to report under section 1503 for the Kasota Pit & Plant for the period covered by this report.
2. MSHA assessed total civil penalties of $17,577 related to work PPM performed at the Hi-Crush Blair Plant in Trempealeau County, Wisconsin. PPM has no other disclosures to report under section 1503 for the Blair Plant for the period covered by this report.
3. Our subsidiary Contra Costa Electric, Inc. (“CCEI”) received one significant and substantial (“S&S”) citation from MSHA related to work CCEI performed at U.S. Borax Inc.’s Boron Operations in Kern County, CA. The citation was subsequently terminated by MSHA. The total civil penalty assessed by MSHA related to CCEI’s work at the Boron Operations for this reporting period was $108. CCEI has no other disclosures to report under section 1503 for the Boron Operations for the period covered by this report.
4. MSHA assessed a civil penalty of $114 for a citation related to work performed by our subsidiary Southern Industrial Constructors, Inc. (“SIC”) at the 3M Pittsboro Mine in Moncure, NC. SIC has no other disclosures to report under section 1503 for the period covered by this report.
5. MSHA assessed a civil penalty of $100 for a citation related to work performed by Ardent Services LLC (“Ardent”) for Solvay Chemicals, Inc. in Sweetwater County, Wyoming. Ardent was not a subsidiary at the time it received this proposed assessment, but was subsequently acquired during the period covered by this report.. Ardent has no other disclosures to report under section 1503 for the period covered by this report.